UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-51285

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Holistic Brokerage, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

800 Brickell Avenue Ste 502
(No. and Street)

Miami	Fl	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana Torres	305-374-3060	atorres@hb-us.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kaufman, Rossin & Co., P.A
(Name – if individual, state last, first, and middle name)

3310 Mary Street Ste 501	Miami	Fl	33133
(Address)	(City)	(State)	(Zip Code)

10/16/2013	137
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __GONZALO MACIEL_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __HOLISTIC BROKERAGE, LLC_____, as of __12/31_____, 23____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ANA M. TORRES
MY COMMISSION # HH 237382
EXPIRES: March 12, 2026

Signature: _____

Title: _____
CEO / POO

Notary Public _____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Holistic Brokerage, LLC

**(A Wholly-Owned Subsidiary of
Holistic WM Holdings, LLC)
Statement of Financial Condition
December 31, 2023**

Holistic Brokearage, LLC
(A Wholly-Owned Subsidiary of Holistic WM Holdings, LLC)
Index
December 31, 2023

Page(s)



KAUFMAN | ROSSIN
cpa + advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Holistic Brokerage, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Holistic Brokerage, LLC as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Holistic Brokerage, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Holistic Brokerage, LLC's management. Our responsibility is to express an opinion on Holistic Brokerage, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Holistic Brokerage, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as Holistic Brokerage, LLC's auditor since 2022.

Miami, Florida
March 15, 2024

PRAXITY™
Empowering Business Globally

Holistic Brokearage, LLC
(A Wholly-Owned Subsidiary of Holistic WM Holdings, LLC)
Statement of Financial Condition
December 31, 2023

ASSETS

Cash and cash equivalents	$	127,189
Deposit with clearing organization, restricted cash		250,000
Receivables from clearing organizations		472,857
Due from affiliates		25,198
12B-1 fees receivable		166,000
Accounts receivable		20,000
Prepaid expenses		43,953
Equipment, net		6,991
Right of use asset		280,281
Other assets		61,984
TOTAL ASSETS	**$**	**1,454,453**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	50,947
Commissions payable		243,332
Due to affiliate		24,629
Subordinated loan interest payable		97,323
Liabilities subordinated to claims of general creditors		300,000
Lease liability		310,434
TOTAL LIABILITIES		1,026,665
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		427,788
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**1,454,453**

The accompanying notes are an integral part of the statement of financial condition

Holistic Brokearage, LLC
(A Wholly-Owned Subsidiary of Holistic WM Holdings, LLC)
Notes to Statement of the Financial Condition
For the Year Ended December 31, 2023

1. NATURE OF BUSINESS

Holistic Brokerage, LLC (A Wholly-Owned Subsidiary of Holistic WM Holdings, LLC) (the "Company"), is an Illinois corporation registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly owned by Holistic WM Holdings, LLC, (the "Parent"). The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing brokers and does not maintain customer accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include highly liquid money markets instruments that can be redeemed on demand or highly liquid debt instruments with a purchased maturity of less than three months. During the course of operations, the Company may maintain cash balances in excess of insured limits.

Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specific purpose and restrictions that limit the purpose for which the funds can be used. The Company considers the cash held on deposit by its clearing organization to be restricted cash.

Clearing Agreements

The Company has a clearing agreement with Pershing, LLC. to provide execution and clearing services on behalf of its customers on a fully disclosed basis.

Equipment

Equipment is stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided for by the straight-line method over the estimated useful lives of 3 to 5 years.

Holistic Brokearage, LLC
(A Wholly-Owned Subsidiary of Holistic WM Holdings, LLC)
Notes to Statement of the Financial Condition
For the Year Ended December 31, 2023

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2023 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Income Taxes

The Parent files a consolidated income tax return in Federal and state jurisdictions and the operations of the Company are included in the consolidated tax returns. The Parent is responsible for the payment of income taxes. The Company is charged for its allocable portion of income taxes by the Parent which is computed on a separate return basis.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are reduced by a valuation allowance if it is more likely than not that tax benefits will not be realized.

The Company recognizes positions taken or expected to be taken in a tax return in accordance with existing accounting guidance on income taxes which prescribes a recognition threshold and measurement process. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other operating expenses, respectively.

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ASC 326-20, Financial Instruments – Credit Losses ("FASB ASC 326-20"). FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses.

For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The Company's receivables from its clearing broker and 12b-1 fees receivable includes amounts receivable from unsettled trades, including amounts related to accrued interest receivables and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Current Expected Credit Losses (CECL) (Continued)

exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Accordingly, the Company has not provided an allowance from credit losses as of December 31, 2023.

Leases

The Company adopted Accounting Standards Codification 842, Leases ("ASC 842"). The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances. The Company evaluates the classification of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance leases:

• The Company can acquire the leased asset at the end of the lease term for a below-market price.
• The ownership of the leased asset is transferred to the Company at the end of the lease period.
• The duration of the lease encompasses at least 75% of the useful life of the leased assets.
• The present value of the minimum lease payments under the lease represents at least 90% of the fair value of the leased asset.

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain.

As most of the Company's leases do not provide an implicit interest rate, the Company uses the Prime Rate from the Federal Reserve Bank as a guide for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments.

Leases with a lease term of 12 months or less at inception are not recorded on the Company's balance sheet and are expensed on a straight-line basis over the lease term in the Company's statement of operations

Subsequent Events

The Company has evaluated subsequent events through March 15, 2024, which is the date of the statement of the financial condition.

3.   EQUIPMENT, NET

Equipment consists of the following as of December 31, 2023.

Holistic Brokearage, LLC
(A Wholly-Owned Subsidiary of Holistic WM Holdings, LLC)
Notes to Statement of the Financial Condition
For the Year Ended December 31, 2023

3.   EQUIPMENT, NET (CONTINUED)

Computer equipment	$	28,679
Less: accumulated depreciation		(21,688)
Equipment, net	$	6,991

4.   COMMITMENTS AND CONTINGENCIES

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position.

Clearing Agreement

The Company earned into a revised agreement with its clearing organization starting March 21, 2021 which established early termination fees that decline over 3 years.

Termination Fees:
In year 1 $375,000
In year 2 $100,000
In year 3 $100,000

5.   LEASES

The Company has a non-cancellable lease agreement for office space in Miami, Florida expiring on May 31, 2026. The lease provides for increases in future minimum annual rental payments based on defined increases in the lease agreement. Lease assets and liabilities as of December 31, 2023 are as follows:

ROU asset: $280,281
Lease liability: $310,434

Information associated with measurement of the remaining lease obligation as of December 31, 2023, is as follows:

Weighted-average remaining lease term in years 2.42
Weighted-average discount rate 0.71%

The Company has a security deposit of $56,025 with the landlord. The deposit is reflected within other assets in the accompanying statement of financial condition.

Estimated future minimal rental payments required under the lease liabilities together with their present value are as follows:

5.   LEASES (CONTINUED)

2024	121,846
2025	125,501
2026	64,318
Total future lease payments	311,665
Less: imputed interest	(1,231)
Total lease liability	$ 310,434

6.   RECEIVABLES FROM CLEARING ORGANIZATIONS

Receivable from broker includes cash balances held at the clearing brokers as well as receivables due from the clearing brokers on trades pending settlement. As of December 31, 2023, the amount due from clearing brokers totaled $472,857.

7.   DEPOSITS WITH CLEARING ORGANIZATIONS

The Company's clearing broker is Pershing, LLC. The agreement between the Company and clearing broker requires that the Company maintain a collateral deposit of $250,000. The collateral deposit as of December 31, 2023, is $250,000.

8.   NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2023, the Company had net capital of $621,910, which was $371,910 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.56 to 1 as of December 31, 2023.

In November 2023, FINRA granted the Company permission to engage in Chaperone foreign-broker dealers in the execution of securities transaction and in the distribution of research produced by foreign broker dealers, increasing the Net Capital requirement to $250,000

9.   RELATED PARTY TRANSACTIONS

On March 3, 2017, the Company entered into an expense sharing agreement, subsequently amended July 3, 2017, April 2, 2018, September 1, 2020, March 1, 2021, March 1, 2022, February 1, 2023 and September 1, 2023, with one of its affiliates, Holistic Asset Management, LLC (RIA). For the year ended December 31, 2021, the agreement resulted in reimbursement of expenses to the Parent.

On January 20, 2021, the Company entered into a sub-clearing agreement with Holistic Advisors S.A. ("Holistic Advisors"), subsequently amended January 1, 2022, in which the Company introduces the affiliates' customers to the clearing broker for a percentage of the gross revenues. On November

9.   RELATED PARTY TRANSACTIONS (CONTINUED)

2, 2020, the Company and Holistic Advisors entered into a financial referral agreement to compensate Holistic Advisors for the referral of customers. As of December 31, 2023, Holistic Advisors owes the Company $14,648, for such as services and this amount was included within due from affiliates in the accompanying statement of financial condition.

On January 1, 2022, the Company entered into a sub-clearing agreement with one of its affiliates, Holistic Brokerage, Inc ("Holistic Panama"), in which the Company introduces the affiliates' customers to the clearing broker for a percentage of the gross revenues. As of December 31, 2023, Holistic Panama owes the Company $10,550 for such as services and this amount was included within due from affiliates in the accompanying statement of financial condition.

The Company owes $24,629 to the Parent, Holistic WM Holdings, LLC, for income tax expenses. This amount was included within due to affiliates in the accompanying statement of financial condition.

10.   LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On November 20, 2015, the Company converted a loan payable to the Parent in the amount of $300,000 into a subordinated loan agreement with the Parent. On November 13, 2017, the Company amended the agreement by extending the maturity date one year and will renew every year thereafter unless written notification is provided by either party. As of December 31, 2023, the balance of the subordinated loan was $385,323 which includes accrued interest of $85,323. FINRA has approved the subordination agreement including the annual, automatic rollovers and renewals. The subordinated loan with the Parent has a 1-year term and bears interest at 4%.

11.   INCOME TAXES

The Company has approximately $2,034,000 of Federal and $1,060,000 of State NOL carry forwards expiring in varying amounts between 2034 and 2037. Their utilization is limited to future taxable earnings of the Company. The Company also has approximately $1,167,000 of Federal and $1,007,000 of State NOL carry forwards which have no expiration. Their utilization is limited to 80% of the Company's future taxable earnings. The Company had an ownership change which was approved by FINRA on March 31, 2021. As a result, approximately $3,201,000 of the Company's federal NOL carryforwards is subject to an annual Internal Revenue Code section 382 limitation.

Due to the uncertain nature of the ultimate realization of the net deferred tax asset, the Company has established a full valuation allowance against the benefits of the net deferred tax asset and will recognize these benefits only as reassessment demonstrates they are realizable. Ultimate realization is dependent upon several factors, among which is future earnings. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the net deferred tax assets will be recorded in future operations as a reduction of the Company income tax expense.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2019.

12. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK**

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions.

These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.